*82 - 4804*

**United Bank For Africa Plc**
UBA House, 57 Marina
P. O. Box 2406, Lagos
Tel: 2644651-700; 2642248-9;
2642269
Fax: 2644708
www.ubagroup.com
Contact: info@ubaplc.com

**COMPANY SECRETARY/LEGAL SERVICES**

**CS/GDR/0439/2003**                                   **December 8, 2003**

The US Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street NW
Mail Stop 3 - 9
Washington DC 20549
USA

03045170

*SUPPL*

**Dear Sirs,**

**RE:  UNITED BANK FOR AFRICA PLC**
       **GDR PROGRAMME FILE NO. 82 - 4804**

In accordance with Rule 12g 3 - 2(b) of the Securities Exchange Act 1934 please find attached the following:

1.      Copy of the Unaudited Balance Sheet and Profit and Loss Accounts for the half
        year ended 30th September, 2003 sent to the Nigerian Stock Exchange for
        presentation to market operators.

2.      Copy of the Unaudited Balance Sheet and Profit and Loss Accounts for the half
        year ended 30th September, 2003 published in the daily newspapers.

3.      Copy of Form CO7 – "Particulars of Directors and of any changes therein" filed with
        the Corporate Affairs Commission in Nigeria pursuant to Section 292(4) of the
        Companies and Allied Matters Act 1990.

**PROCESSED**
**DEC 2 2 2003**
**THOMSON**
**FINANCIAL**

**Yours faithfully**
**per pro:  UNITED BANK FOR AFRICA PLC**

**PROF. ISABELLA OKAGBUE**
**COMPANY SECRETARY / LEGAL ADVISER**

03 DEC 15 7:21   8:40 a.m.

CS/NSE/0445/2003

November 10, 2003

The Director - General
Nigerian Stock Exchange
2/4, Customs Street
Lagos

Dear Sir,

## RE:   UNAUDITED HALF YEAR RESULTS AS AT 30TH SEPTEMBER 2003

In compliance with the listing requirements of the Nigerian Stock Exchange we enclose herewith UBA's unaudited results for the half year ended 30$^{th}$ September, 2003.

We hereby seek your approval to publish same in the national dailies.

**Yours faithfully,**
**per pro:  UNITED BANK FOR AFRICA PLC**

**PROF. ISABELLA OKAGBUE**
**COMPANY SECRETARY / LEGAL ADVISER**

cc:     Mr. Henry Onyekuru
        Nigerian Stock Exchange
        2/4/, Customs Street
        Lagos.

Received For Mr U. H. Onyekuru
11/11/03

United Bank for Africa Plc is one of the largest commercial banks in Nigeria, with a network of 242 branches in Nigeria and two branches in New York and Grand Cayman Island. A more detailed financial statement for the second quarter ended 30 September 2003 is accessible on our web-site.

Issued by United Bank for Africa Plc, a publicly quoted company incorporated in Nigeria with limited liability. Head Office: UBA House 57 Marina, Lagos, Nigeria.  Web site: www.ubagroup.com

# Our Interim Results

| HALF YEAR TO (Unaudited) | GROUP | | |
|---|---|---|---|
| | 30 Sept 2003 | 30 Sept 2002 | % Change |
| | ₦ million | ₦ million | |
| Cash & Short Term Funds | 44,557 | 45,841 | 23% |
| Placements & investments | 70,753 | 53,551 | 32% |
| Loans & Advances | 68,968 | 36,620 | 91% |
| Other Assets | 11,292 | 27,829 | -59% |
| Fixed Assets | 5,993 | 5,318 | 13% |
| **Total Assets** | **201,563** | **169,159** | **19%** |
| | | | |
| Deposits | 137,217 | 128,377 | 9% |
| Other Liabilities | 47,460 | 28,063 | 121% |
| Shareholders' Funds | 16,886 | 12,719 | 33% |
| **Total Liabilities & Shareholders' Funds** | **201,563** | **169,159** | **19%** |
| **Contingent Obligations** | **78,349** | **42,994** | **82%** |
| | | | |
| **Gross revenues** | **12,124** | **12,821** | **-5%** |
| Profit before tax | 3,041 | 2,900 | 5% |
| Less: Taxation | 760 | 845 | 10% |
| **Profit after tax** | **2,281** | **2,055** | **11%** |
| | | | |
| Capital Adequacy Ratio | 14.7% | 15.7% | -6% |
| Return on assets | 2.5% | 2.4% | 2% |
| Return on equity | 31% | 36% | -13% |
| Earnings per share-adjusted | ₦1.79 | ₦1.61 | 11% |

Note: Comparative figures have been reclassified in line with the current year's position.

*"In a challenging period, which saw a drop in interest rates and low economic growth, our focus on efficiency, rather than mere growth in size was effective in achieving a significant improvement in our financial performance and in the overall quality of our business."*

**Chairman's Statement**

Barring any material adverse developments, our efforts should translate into an enhanced performance in the financial year ending 31 March 2004.

**By order of the Board**

Isabella Okagbue
Company Secretary
27 October 2003

# United Bank for Africa Plc

The wise choice in banking



*82 - 4854*

United Bank for Africa Plc is one of the largest commercial banks in Nigeria, with a network of 242 branches in Nigeria and two offshore branches in New York and Grand Cayman Island. A more detailed financial statement for the second quarter ended 30 September 2003 is accessible on our web-site.

Issued by United Bank for Africa Plc, a publicly quoted company incorporated in Nigeria with limited liability.
Head Office: UBA House, 57 Marina, Lagos, Nigeria. Web site: www.ubagroup.com

# Our Interim Results

| HALF YEAR TO (Unaudited) | GROUP | | |
|---|---|---|---|
| | 30 Sept 2003 | 30 Sept 2002 | % Change |
| | N million | N million | |
| Cash & Short Term Funds | 44,557 | 45,841 | -3% |
| Placements & investments | 70,753 | 53,551 | 32% |
| Loans & Advances | 68,968 | 36,620 | 88% |
| Other Assets | 11,292 | 27,829 | -59% |
| Fixed Assets | 5,993 | 5,318 | 13% |
| Total Assets | 201,563 | 169,159 | 19% |
| | | | |
| Deposits | 137,217 | 128,377 | 7% |
| Other Liabilities | 47,460 | 28,063 | 69% |
| Shareholders' Funds | 16,886 | 12,719 | 33% |
| Total Liabilities & Shareholders' Funds | 201,563 | 169,159 | 19% |
| | | | |
| Contingent Obligations | 78,349 | 42,994 | 82% |
| | | | |
| Gross revenues | 12,124 | 12,821 | -5% |
| Profit before tax | 3,041 | 2,900 | 5% |
| Less: Taxation | 760 | 845 | -10% |
| Profit after tax | 2,281 | 2,055 | 11% |
| | | | |
| Capital Adequacy Ratio | 14.7% | 15.7% | -6% |
| Return on assets | 2.5% | 2.4% | 2% |
| Return on equity | 31% | 36% | -13% |
| Earnings per share-adjusted | N1.79 | N1.61 | 11% |

Note: Comparative figures have been reclassified in line with the current year's position.

*"In a challenging period, which saw a drop in interest rates and low economic growth, our focus on efficiency, rather than mere growth in size, was effective in achieving a significant improvement in our financial performance and in the overall quality of our business."*
- Chairman's Statement

Barring any material adverse developments, our efforts should translate into an enhanced performance in the financial year ending 31 March 2004.

**By order of the Board**

Isabella Okagbue
Company Secretary
27 October 2003

**United Bank for Africa Plc**
RC. 2457

**UBA**

*...the wise choice in banking*

oopn0096

82-4804

# CORPORATE AFFAIRS COMMISSION

### P.M.B. 198, ABUJA.

Form C.O.7

RC.NO 2457

C № 3058661

# COMPANIES AND ALLIED MATTERS DECREE 1990



CORPORATE AFFAIRS COMMISSION
ASSESS
0 3 DEC 2003
ASSESS
NAME
SIGN

# Particulars of Directors and of any changes therein.

CORPORATE AFFAIRS COMMISSION
VERIFICATION
APPROVED BY
0 3 DEC 2003
NAME...........
SIGN............

Pursuant to Section 292 (4)

**NAME**

**OF**

**COMPANY**

UNITED BANK FOR AFRICA PLC

~~LIMITED~~

Presented by:
Name

Address

COMPANY SECRETARY / LEGAL ADVISER

UNITED BANK FOR AFRICA PLC

57 MARINA - LAGOS

CORPORATE AFFAIRS COMMISSION
CERTIFIED TRUE COPY
0 3 DEC 2003
NAME.............
DESIGNATION........
SIGN

Particulars of Directors of _____ UNITED BANK FOR AFRICA PLC _____

𝟎𝗑𝟖𝗑𝟖𝟖𝟒𝟏.

| Name (In the case of an individual, forename or names and surnames. In the case of a corporation, the corporate names). | Any former forename or names and surnames | Nationality |
|---|---|---|
| MR. HAKEEM BELO-OSAGIE | NONE | NIGERIAN |
| MALLAM ABBA KYARI, OON | NONE | NIGERIAN |
| MR. ARNOLD EKPE | NONE | NIGERIAN |
| ALHAJI ALIYU DIKKO | NONE | NIGERIAN |
| MR. OFFONG AMBAH | NONE | NIGERIAN |
| ALHAJI BELLO GARBA | NONE | NIGERIAN |
| ALHAJI YUNUSA | NONE | NIGERIAN |

CORPORATE AFFAIRS COMMISSION
CERTIFIED TRUE COPY
03 DEC 2003
NAME....................
DESIGNATION...............
SGN.................

Dated the _____ 3RD _____ day of _____ NOVEMBER, _____ 𝗑𝗑𝗑𝗑 2003

"Directors" include any person who occupies the position of a director by whatsoever name called and say person in accordance with whose directions or instruction the directors of the company are accustomed to decree.

"Former forename" and "former" do not include in the case of a married woman the name or surname by which she was known previous to the marriage.

The names of all bodies corporate in Nigeria of which the director is also a director should be given, except bodies corporate of which the company making the return is the wholly-owned subsidiary or bodies corporate which are the wholly-owned subsidiaries either of the company or of another company of which the company is the wholly-owned subsidiary. A body corporate is deemed to be the wholly-owned subsidiary of another if it has no members ex-

RESERVED FOR BINDING

Particulars of Directors of ———————— UNITED BANK FOR AFRICA PLC

| Usual Residential Address (In the case of a corporation the registered or principal office) | Business occupation and particulars of other directorships | Date of Birth | Remarks |
|---|---|---|---|
| 21, IKOYI CRESCENT, IKOYI - LAGOS | CHAIRMAN, UBA PLC DIRECTOR: FIRST SECURITIES DISCOUNT HOUSE, STRIKE FORCE SECURITY LTD, OSAGIE MEDICAL CENTRE, QUADRANT ESTATE LTD. HARVARD INV. LTD, UNITED TELESYS LTD, UNITED NETWORKS MOBILE LTD | 1955 | NO CHANGE |
| 8, YAHAYA IMAM ROAD, MALALI - KADUNA | VICE CHAIRMAN, UBA PLC DIRECTOR: UBA CAPITAL & TRUST LTD. UNILEVER NIG. PLC | 1952 | NO CHANGE |
| 2, ONITOLO ROAD, IKOYI - LAGOS | MD/CHIEF EXECUTIVE, UBA PLC | 1953 | NO CHANGE |
| 1, McGREGOR ROAD, IKOYI - LAGOS | EXECUTIVE DIRECTOR, UBA PLC | 1956 | NO CHANGE |
| 98, NORMAN WILLIAMS IKOYI - LAGOS | EXECUTIVE DIRECTOR, UBA PLC | 1960 | NO CHANGE |
| PLOT 1146, SIRASS CRESCENT, WUSE II ABUJA | EXECUTIVE DIRECTOR, UBA PLC | 1953 | APPOINTED TO THE BOARD JANUARY 21, 2003 |
| 10, WURAOLA OJO CLOSE, IDIMU - LAGOS | EXECUTIVE DIRECTOR, UBA PLC | 1944 | APPOINTED TO THE BOARD JANUARY 21, 2003 |

Signature {

B. E. ~~~~~~

CORPORATE AFFAIRS COMMISSION
CERTIFIED TRUE COPY
0 3 DEC 2003
NAME........................
DESIGNATION..............
SIGN

If the space provided in the form is insufficient, particulars of other directorship should be listed on a sperate statements attached to this return.

# CORPORATE AFFAIRS COMMISSION

### P.M.B. 198, ABUJA.

Form C.O 7

RC:NO 2457



C N⁰ 0058662

# COMPANIES AND ALLIED MATTERS DECREE 1990

## Particulars of Directors and of any changes therein.

Pursuant to Section 292 (4)

CORPORATE AFFAIRS COMMISSION
VERIFICATION
APPROVED BY
0 3 DEC 2003
NAME......
SIGN......

NAME
OF
COMPANY { UNITED BANK FOR AFRICA PLC

LIMITED

---

Presented by: _____ COMPANY SECRETARY / LEGAL ADVISER

Name _____ UNITED BANK FOR AFRICA PLC

Address _____ 57 MARINA - LAGOS

Particulars of Directors of _____ UNITED BANK FOR AFRICA PLC _____

| Name. (In the case of an individual, forename or names and surnames. In the case of a corporation, the corporate names). | Any former forename or names and surnames | Nationality |
|---|---|---|
| DR. T. ASUQUO JOHN | NONE | NIGERIAN |
| IGWE ALEX NWOKEDI, OON | NONE | NIGERIAN |
| MR. KAYODE SOFOLA, SAN | NONE | NIGERIAN |
| MR. AMAH IWUAGWU | NONE | NIGERIAN |
| ALHAJI MUSTAPHA A. ABDULKADIR | NONE | NIGERIAN |
| MR. VICTOR ODOZI | NONE | NIGERIAN |
| | NONE | NIGERIAN |

Dated the _____ 3RD _____ day of _____ NOVEMBER, _____ 2003

Director include any person who occupies the position of a director by whatsoever name called and say person in accordance with whose directions or instruction the directors of the company are accustomed to decree.

"Former forename" and "former" do not include in the case of a married woman the name or surname by which she was known previous to the marriage.

The names of all bodies corporate in Nigeria of which the director is also a director should be given, except bodies corporate of which the company making the return is the wholly-owned subsidiary or bodies corporate which are the wholly-owned subsidiaries either of the company or of another company of which the company is the wholly-owned subsidiary. A body corporate is deemed to be the wholly-owned subsidiary of another if it has no members except that other and that other's wholly-owned subsidiaries and its or their nominees.

RESERVED FOR BINDING

Particulars of Directors of _____ UNITED BANK FOR AFRICA PLC

※※※※※※※

| Usual Residential Address (In the case of a corporation the registered or principal office) | Business occupation and particulars of other directorships | Date of Birth | Remarks |
|---|---|---|---|
| 8, ILADO CLOSE, IKOYI - LAGOS | DIRECTOR: UBA PLC DIRECTOR: HYDROPEC ENG. SERVICES LTD, UNITED TELESYS LTD, FLOTILLA LTD | 1936 | NO CHANGE |
| 39A, 22 ROAD VICTORIA GARDEN CITY LEKKI - LAGOS | DIRECTOR, UBA PLC | 1936 | NO CHANGE |
| 5, BABAFEMI OSABA CRESCENT, LEKKI - LAGOS | DIRECTOR: UBA PLC DIRECTOR: SAKHER INVESTMENTS LTD, GOLDCRUST INV. LTD, L.W. LAMBOURN NIG. LTD | 1949 | NO CHANGE |
| 8, ILABERE AVENUE, IKOYI - LAGOS | DIRECTOR: UBA PLC DIRECTOR: CREDIT ALLIANCE LTD, C&L LEASING PLC, AMC INV. LTD, ACA LTD | 1956 | CEASED TO BE A DIRECTOR ON JUNE 3, 2003 WHEN SWORN IN AS A SENATOR |
| AM 29, FAKI ROAD TUDUN WADA KADUNA | DIRECTOR: UBA PLC DIRECTOR: AMI NIGERIA LTD, ENERGO NIGERIA LTD | 1941 | NO CHANGE |
| PLOT 4, OLAWALE COLE-ONITIRI AVENUE, OFF ADMIRALTY WAY LEKKI - LAGOS | DIRECTOR: UBA PLC DIRECTOR: TEREDOZ CONSULTING LTD | 1942 | NO CHANGE |
| 81828 CLIFTON GARDEN LONDON | DIRECTOR: UBA PLC | 1948 | NO CHANGE |

Signature {  _____ Director

_____ Secretary

If the space provided in the form is insufficient, particulars of other directorship should be listed on a seperate statements attached to this return.

# CORPORATE AFFAIRS COMMISSION
### P.M.B. 198, ABUJA.

Form C.O 7

RC:NO___2457___



C № 0058663

# COMPANIES AND ALLIED MATTERS DECREE 1990

## Particulars of Directors and of any changes therein.

Pursuant to Section 292 (4)

NAME

OF { UNITED BANK FOR AFRICA PLC

COMPANY { ———————————————————— LIMITED

Presented by: _____

Name    COMPANY SECRETARY ? LEGAL ADVISER

UNITED BANK FOR AFRICA PLC

Address

57 MARINA — LAGOS

# UNITED BANK FOR AFRICA PLC

| Name (In the case of an individual, forename or names and surnames. In the case of a corporation, the corporate names). | Any former forename or names and surnames | Nationality |
|---|---|---|
| MR. JUNAID DIKKO | NONE | NIGERIAN |
| DR. KHALID A. T. AL-MANSOUR | NONE | AMERICAN |
| PROF. JEAN HERSKOVITS | NONE | AMERICAN |
| MR. WILLIAM JAMES | NONE | AMERICAN |
| MR. PAOLO A. DI MARTINO | NONE | ITALIAN |
| MR. ALESSANDRO DEODATO | NONE | ITALIAN |

RESERVED FOR BINDING

Dated the _____ 3RD _____ day of _____ NOVEMBER, _____ 2003

"Director" include any person who occupies the position of a director by whatsoever name called and say person in accordance with whose directions or instruction the directors of the company are accustomed to decree.

"Former forename" and "former" do not include in the case of a married woman the name or surname by which she was known previous to the marriage.

The names of all bodies corporate in Nigeria of which the director is also a director should be given, except bodies corporate of which the company making the return is the wholly-owned subsidiary or bodies corporate which are the wholly-owned subsidiaries either of the company or of another company of which the company is the wholly-owned subsidiary. A body corporate is deemed to be the wholly-owned subsidiary of another if it has no members except that other and that other's wholly-owned subsidiaries and its or their nominees.

Particulars of Directors of ————————— UNITED BANK FOR AFRICA PLC ——————————

\*\*\*\*\*\*\*

| Usual Residential Address (In the case of a corporation the registered or principal office) | Business occupation and particulars of other directorships | Date of Birth | Remarks |
|---|---|---|---|
| 25A, TONY EROMOSELE STR, PARKVIEW ESTATE IKOYI – LAGOS | DIRECTOR: UBA PLC DIRECTOR: COUNTERS TRUST SECURITIES LTD, KMC INVEST. LTD, UNITED TELESYS LTD, STAR DELTA INV LTD, ASCOT PROPERTIES LTD, CLEVELAND OVERSEAS NIG. LTD. | 1963 | NO CHANGE |
| 7887 BROADWAY SUITE 1001, SAN ANTONIO, TX 78209, U.S.A. | DIRECTOR: UBA PLC | 1936 | NO CHANGE |
| 12 WEST 96TH STREET, NEW YORK, NY 10025 U.S.A. | DIRECTOR: UBA PLC | 1935 | NO CHANGE |
| 31 PHILIPS AVENUE ROCKPORT, MA U.S.A. | DIRECTOR: UBA PLC | 1946 | NO CHANGE |
| PASSAGE LAC VOLTA – TUNIS | DIRECTOR: UBA PLC | 1951 | RESIGNED FROM THE BOARD – 1/8/03 APPOINTED TO THE BOARD AS ALTERNATE DIRECTOR – 7/8/2003 |
| VIA CASSIA 531 00189 ROMA ITALY | DIRECTOR: UBA PLC | 1969 | APPOINTED TO THE BOARD AUGUST 7, 2003 |

Signature {

B. X. Ougsu

CORPORATE AFFAIRS COMMISSION
CERTIFIED TRUE COPY
Director
Secretary

0 3 DEC 2003

NAME..................................
DESIGNATION..........................
SIGN

If the space provided in the form is insufficient, particulars of other directorship should be listed on a sperate statements attached to this return.

**United Bank For Africa Plc**

UBA House. 57 Marina
P. O. Box 2406, Lagos
Tel: 2644651-700: 2642248-9;
2642269
Fax: 2644708
www.ubagroup.com

**COMPANY SECRETARY/LEGAL SERVICES**

**CS/CAC/0423/2003**

**December 2, 2003**

The Registrar - General
Corporate Affairs Commission
Garki, Area II
Federal Capital Territory
Abuja

Dear Sir,

**RE:   CHANGES IN THE BOARD OF DIRECTORS**
**UNITED BANK FOR AFRICA PLC**

Find enclosed for your necessary action the following documents:

[a]     A certified true copy of the Board resolution appointing Messrs Ojo and Garba
        to the Board as Executive Directors.

[b]     Copy of the relevant AGM extract.

[c]     Letters of Acceptance of Appointment by Messrs Ojo and Garba.

[d]     A certified true copy of the Board resolution appointing Mr. Alessandro
        Deodato to the Board of Directors and appointing Mr. Paolo Di Martino as
        his alternate on the Board.

[e]     Leters from Banca Nazionale del Lavoro and Monte dei Paschi Di Siena
        appointing Mr. Alessandro Deodato to the Board of Directors
        and appointing Mr. Paolo Di Martino as his alternate on the Board.

[f]     Letter of Resignation from the Board by Mr. Paolo Di Martino.

[g]     Copies of the letters from CBN dated April 17, 2003 and October 27, 2003
        respectively approving the appointments of the said directors.

CORPORATE AFFAIRS COMMISSION
CERTIFIED TRUE COPY
03 DEC 2003
NAME:.......
DESIGNATION...........
SIGN ......

BOARD OF DIRECTORS: CHAIRMAN: HAKEEM BELO-OSAGIE. MANAGING DIRECTOR & CHIEF EXECUTIVE: ARNOLD EKPE. EXECUTIVE DIRECTORS: ALIYU DIKKO. OFFONG AMBAH YUNUSA K. OJO. BELLO GARBA. DIRECTORS: ABBA KYARI .OON (VICE CHAIRMAN). DR T ASUQUO JOHN. IGWE ALEX NWOKEDI. OON. KAYODE ASSEGMB S'N. ALHAJI MUSTAPHA ABDULKADR. VICTOR ODOZI. JUNAID DIKKO. WILLY KROEGER (GERMAN). PROF. JEAN HERSKOVITS. MERCANO. ... MANSOUR (AMERICAN) WILLIAM JAMES (AMERICAN)

[h]    Form CO 7 reflecting the changes in the Bank's Board of Directors.

Thank you for your co-operation.

Yours faithfully,
per pro: UNITED BANK FOR AFRICA PLC

PROF.  ISABELLA OKAGBUE
COMPANY SECRETARY/LEGAL ADVISER



# MINUTES OF THE 42ND ANNUAL GENERAL MEETING OF UNITED BANK FOR AFRICA PLC HELD AT THE NICON HILTON HOTEL, ABUJA ON FRIDAY AUGUST 8, 2003
## EXTRACT

## PRESENT

| | | |
|---|---|---|
| MR. HAKEEM BELO-OSAGIE | - | CHAIRMAN |
| MALLAM ABBA KYARI, OON | - | VICE CHAIRMAN |
| MR. ARNOLD EKPE | - | CHIEF EXECUTIVE OFFICER |
| ALHAJI ALIYU DIKKO | - | EXECUTIVE DIRECTOR |
| MR. OFFONG AMBAH | - | EXECUTIVE DIRECTOR |
| ALHAJI YUNUSA OJO | - | EXECUTIVE DIRECTOR |
| ALHAJI BELLO GARBA | - | EXECUTIVE DIRECTOR |
| DR. T. ASUQUO JOHN | - | DIRECTOR |
| IGWE ALEX NWOKEDI, OON | - | DIRECTOR |
| MR. KAYODE SOFOLA, SAN | - | DIRECTOR |
| ALHAJI MUSTAPHA ABDULKADIR | - | DIRECTOR |
| MR. VICTOR ODOZI | - | DIRECTOR |
| MR. JUNAID DIKKO | - | DIRECTOR |
| MR. WILLY KROEGER | - | DIRECTOR |
| DR. KHALID A. T. AL-MANSOUR | - | DIRECTOR |
| PROF. JEAN HERSKOVITS | - | DIRECTOR |
| MR. WILLIAM E. JAMES | - | DIRECTOR |

## APOLOGIES

| | | |
|---|---|---|
| MR. ALESSANDRO DEODATO | - | DIRECTOR |
| ORDINARY SHAREHOLDERS | - | 307 |
| PROXIES | - | 8 |
| | | ----- |
| TOTAL | = | 315 |

CORPORATE AFFAIRS COMMISSION
CERTIFIED TRUE COPY
03 DEC 2003
NAME.................
DESIGNATION.................
SIGN.................

## IN ATTENDANCE

| | | |
|---|---|---|
| PROF. ISABELLA OKAGBUE | - | COMPANY SECRETARY / LEGAL ADVISER |
| MR. EMMANUEL IKAZOBOH | - | AKINTOLA WILLIAMS. DELOITTE & TOUCHE) |
| MR. VICTOR HAMMOND | - | "          "          " } AUDITORS |
| MR. INNOCENT ISICHIE | - | "          "          " } |
| MRS. ADEYALA JOHN | - | NIGERIAN STOCK EXCHANGE |
| ALHAJI L. S. STORES | - | SECURITIES & EXCHANGE COMMISSION |
| MR. TARFA MAKYUR | - | "          "          " |
| MR. INYANG EKWO | - | CORPORATE AFFAIRS COMMISSION |
| MR. D. L. OKWOSA | - | CENTRAL BANK OF NIGERIA |
| MR. S. SEUIDU | - | "          "          " |
| MR. BEN NWAROH | - | MD. UBA SECURITIES SERVICES LTD (REGISTRAR) |

9. **ELECTION OF DIRECTORS**

The Chairman informed members that under Article 101 of the Articles of Association. at each Annual General meeting one-third of the Directors were required to retire from office. The following Directors were accordingly retiring by rotation and offering themselves for re-election:

> Dr. T. Asuquo John
> Igwe Alex Nwokedi
> Dr. Khalid Al-Mansour
> Alhaji Aliyu Dikko
> Mr. Junaid Dikko

The Chairman also informed members that since the last Annual General Meeting the following persons had been appointed Directors:

> Alhaji Yunusa Ojo
> Alhaji Bello Garba

In accordance with Article 76 of the Bank's Articles of Association they would both retire and being eligible offer themselves for election.

The Chairman informed members that no valid nomination for the post of Director had been received. He proposed:

> *That the election of all retiring Directors offering themselves for election or re-election by a single resolution be and is hereby approved.*

Mr. Maului Abdur Rasheed Sanni seconded the motion.
The motion was put to the meeting and upon a show of hands. was carried unanimously.

The Chairman then proposed:

> *That the retiring directors be and are hereby elected or re-elected Directors of the Bank.*

Elder G. Akpore seconded the motion.

The motion was then put to the meeting and upon a show of hands was carried unanimously.

CERTIFIED TRUE COPY

*B. X. Dugbue*

**PROF. ISABELLA OKAGBUE**
**COMPANY SECRETARY / LEGAL ADVISER**



CORPORATE AFFAIRS COMMISSION
CERTIFIED TRUE COPY
0 3 DEC 2003
NAME....................
DESIGNATION............
SIGN......................

# THE FEDERAL REPUBLIC OF NIGERIA

## COMPANIES AND ALLIED MATTERS ACT

### 1990

## PUBLIC COMPANY LIMITED BY SHARES

## BOARD RESOLUTION OF

## UNITED BANK FOR AFRICA PLC

## (RC 2457)

PURSUANT TO SECTION 292 (4) OF THE COMPANIES AND ALLIED MATTERS ACT 1990.

At a meeting of the Board of Directors of United Bank for Africa Plc duly convened and held on Tuesday January 21, 2003 at Lagos, it was resolved:

[a]    That Yunusa K. Ojo be and is hereby appointed to the Board of Directors subject to the approval of the Central Bank of Nigeria.

[b]    That Yunusa K. Ojo be and is hereby appointed Executive Director subject to the approval of the Central Bank of Nigeria.

[c]    That Bello Garba be and is hereby appointed to the Board of Directors subject to the approval of the Central Bank of Nigeria.

[d]    That Bello Garba be and is hereby appointed Executive Director subject to the approval of the Central Bank of Nigeria.

Dated this 18th day of FEBRUARY 2003.

DIRECTOR

DIRECTOR

COMPANY SECRETARY

CERTIFIED TRUE COPY

## THE FEDERAL REPUBLIC OF NIGERIA

## COMPANIES AND ALLIED MATTERS ACT 1990

## PUBLIC COMPANY LIMITED BY SHARES

## BOARD RESOLUTION OF

## UNITED BANK FOR AFRICA PLC

## (RC 2457)

PURSUANT TO SECTION 292 (4) OF THE COMPANIES AND ALLIED ACT 1990.

At a meeting of the Board of Directors of United Bank for Africa Plc duly convened and held on Thursday August 7, 2003 at Abuja, it was resolved:

[a]     That Mr. Alessandro Deodato be and is hereby appointed to the Board of Directors subject to the approval of Central Bank of Nigeria.

[b]     That Mr. Paolo di Martino be and is hereby approved as the alternate to Mr. Alessandro Deodato.

Dated this 4<sup>th</sup> day of SEPTEMBER     2003.

_____
DIRECTOR

_____
COMPANY SECRETARY

CERTIFIED TRUE COPY

**CORPORATE AFFAIRS COMMISSION**
**CERTIFIED TRUE COPY**
**0 3 DEC 2003**
NAME.............................
DESIGNATION.....................
SIGN...............................

THE CHAIRMAN
BOARD OF DIRECTORS
UNITED BANK FOR AFRICA PLC
57, MARINA
LAGOS                                    Monday, February 03, 2003

Dear Sir,

## ACCEPTANCE OF APPOINTMENT AS A DIRECTOR OF UBA PLC

I refer to your letter appointing me as a member of the Board of Directors of
UBA Plc and hereby wish to formally signify my acceptance of the
appointment.

I want to assure you as usual that I shall always endeavour to give my best in
the services of the Bank and discharge to the best of my ability the
responsibilities attached to the appointment.

Thank you and Best regards.

BELLO GARBA.

C/o Transaction Bank Group,
Head Office.

2$^{nd}$ June, 2003

REF: TBG/YKO/26/11/03.

Thro:The Company Secretary,
To   : The Chairman, Board of Directors,
UBA Plc,
57, Marina,
Lagos.

Dear Sir,

SUBJECT: <u>LETTER OF ACCEPTANCE.</u>

I refer to HCM letter of 23$^{rd}$ May, 2003 and hereby confirm my acceptance of the offer of appointment as an Executive Director, United Bank for Africa Plc.

I am indeed grateful for this unique opportunity, and promise to continue to serve and work towards the progress of the Bank.

Yours faithfully,

Y.K.OJO

CORPORATE AFFAIRS COMMISSION
CERTIFIED TRUE COPY
0 3 DEC 2003
NAME.
DESIGNATION
SIGN



# BNL
## Banca Nazionale del Lavoro
### Gruppo BNL

DIREZIONE GENERALE
DIREZIONE PARTECIPAZIONI
Servizio Amministrazione Partecipazioni

Roma, 25th, July 2003

United Bank for Africa Plc
Head Office: Company Ssecretary
57 Marina – P.O. Box 2406
LAGOS
NIGERIA
kind attention of Prof. Isabella Okagbue



c.c.    Banca Monte dei Paschi di Siena
        Servizio Partecipazioni
        Via Rinaldo Franci, 20
        53100 SIENA
        kind attention of Mr. Filippo Matteu

<u>ALREADY FAXED TO NR. 0023 41 2644708</u>

Dear Prof. Isabella Okagbue

<u>RE 42nd ANNUAL GENERAL MEETING (AGM) - AUGUST 8 2003</u>
Election/re-election of Director

Referring to third point of the agenda of the AGM, we are pleased to inform you that we, Banca Nazionale del Lavoro S.p.A. have designated Mr. Alessandro Deodato as our representative to be appointed Director in the Board of United Bank For Africa Plc, for the 2003/2005 period by the 42nd Annual General Meeting to be held on August 8 2003.

We know that our partner, Banca Monte dei Paschi di Siena S.p.A. has designated Mr. Paolo Annibale Di Martino as "Permanent Alternate" of Mr. Deodato.

Please find herewith enclosed the proxy form duly signed by the Managing Director of BNL Spa, Mr. M. Girotti.

Waiting for the minutes of the above mentioned Meeting we remain

CORPORATE AFFAIRS COMMISSION
CERTIFIED TRUE COPY
03 DEC 2003
NAME
DESIGNATION
SIGN

CORPORATE AFFAIRS COMMISSION
VERIFICATION
APPROVED BY
NAME
SIGN
PATTEST corrispondenze

Yours faithfully

BANCA NAZIONALE DEL LAVORO S.P.A.
Head Office

Banca Nazionale del Lavoro SpA
Iscritta all'Albo delle banche e
capogruppo del Gruppo bancario BNL
iscritto all'Albo dei gruppi bancari
presso la Banca d'Italia
Sede legale e Direzione Generale:

Capitale € 1.073.945.889,50 i.v.
Codice fiscale e n. d'iscrizione del
Reg. Imprese di Roma 00651990582
Partita IVA 00920451002
Aderente al Fondo interbancario di
tutela dei depositi

Via V. Veneto, 119 - Roma RM
Telefono 06 4702.1
Telex 621030 BNLRM I
Domicilio Postale:
Recapito Postale BNL SpA - 00163 Roma
Indirizzo telegrafico "Dirbancoper"



## MONTE DEI PASCHI DI SIENA
### BANCA DAL 1472

Siena, 4 settembre 2003

UNITED BANK FOR AFRICA PLC
The Company Secretary, Legal Adviser
UBA House, 57 Marina
P.O. Box 2406
LAGOS (Nigeria)

Ufficio Partecipazioni
☎ 00 39 0577 294282 – 296024 - 294002
🖷 00 39 0577 294788

*- to the kind attention of Prof. Isabella Okagbue-*

**Re:** Appointment of Mr. Paolo DI MARTINO as Alternate Director

RECEIVED
0 4 SEP 2003
U B A  PLC
Legal Services Div.
57, Marina (18th Flr)
Lagos

Dear Professor Okagbue,

We Banca Monte dei Paschi di Siena S.p.A. hereby designate Mr. Paolo DI MARTINO as our representative to be appointed as an alternate Director to Mr. Alessandro Deodato of Banca Nazionale del Lavoro S.p.A. on the Board of United Bank for Africa Plc for a period of two years effective August 2003.

Yours sincerely,

BANCA MONTE DEI PASCHI DI SIENA S.P.A.
HEAD OFFICE

CORPORATE AFFAIRS COMMISSION
CERTIFIED TRUE COPY
0 3 DEC 2003
NAME.......................
DESIGNATION.............
SIGN........................

BANCA MONTE DEI PASCHI DI SIENA S.p.A. - Sede sociale in Siena
Capitale Sociale: € 1.935.272.832,00 - Riserve € 3.442.162.228,38 - Codice fiscale, Partita IVA e n.
Gruppo Bancario Monte dei Paschi di Siena - Codice banca 1030.6 - Codice gruppo 1030.6 - Aderente al Fondo Interbancario di Tutela dei Depositi



GRUPPO
MPS



**MONTE DEI PASCHI DI SIENA**
BANQUE FONDÉE EN 1472

Tunisia, August 25, 2003

UNITED BANK OF AFRICA
UBA HOUSE –57 Marina PO BOX 2406
LAGOS - NIGERIA

For the attention of the Chairman, Mr Hakim Belo Osagie

Dear Sir,

**RE: LETTER OF RESIGNATION**

With the present communication, I hereby, resign from my position as permanent member of the UBA Board of Directors, effective from 1$^{st}$ August 03.

It has been a great pleasure working with you and all your personnel.

Yours faithfully.

Banca Monte dei Paschi di Siena
Head Office of Tunisia
**THE REPRESENTATIVE**
PAOLO ANNIBALE DI MARTINO

BUREAU DE REPRESENTATION DE TUNIS
Avenue de la Liberté 116 - Tunis - Tunisie  Tel. ++2161 78255 / Fax ++2161795607
E-mail: mpsnmisi@planet.tn

RECEIVED
2 5 AUG 2003
U B A PLC
Legal Services Div.
57, Marina (18th Fld)
Lagos

CORPORATE AFFAIRS COMMISSION
VERIFICATION
APPROVED
NAME
SIGN

CORPORATE AFFAIRS COMMISSION
**CERTIFIED TRUE COPY**
0 3 DEC 2003
NAME.....
DESIGNATION.....
SIGN.....



CENTRAL BANK OF NIGERIA
Zaria Street
Off Samuel Ladoke Akintola Boulevard
P. M. B. 0187
Garki. Abuja

www.cenbank.org

Tel: 3145318
Fax: 2345325

17· April 2003

**BSD/G1.T3/UBA/VOL.3/52**

The Managing Director
United Bank for Africa Plc
57 Marina
Lagos.



Dear Sir,

**RE: APPOINTMENT TO THE BOARD**

We refer to your letter dated 18th February 2002 on the above subject and write to convey the CBN approval for the appointments of Mr Yunusa K. Ojo as Executive Director (Substantive) and Mr Bello Garba as Acting Executive Director for two years.

We attach herewith the Code of Conduct and Personal History Statement Forms for completion by the appointees and return to the Director of Banking Supervision Department, CBN Abuja.

Yours Faithfully,

U. J. UDOH
for: **DIRECTOR OF BANKING SUPERVISION**
ubaappointment





B. Okogbue

**CENTRAL BANK OF NIGERIA**
Zaria Street
Off Samuel Ladoke Akintola Boulevard
P. M. B. 0187
Garki, Abuja     www.cenbank.org

Tel: 3145318
Fax: 2345325



27th October 2003

**BSD/G1.T3/UBA/VOL.4/38**

The Managing Director
United Bank for Africa Plc
57 Marina
P. O. Box 2406
Lagos

Dear Sir,

**RE: APPOINTMENTS TO THE BOARD**

We refer to your letter ref UBA/CBN/0368/2003 dated 4th September 2003 on the above subject and write to inform you that the CBN has no objection to the appointment of Mr. Alessandro Deodata and Mr. Paola Di Martino as Director and Alternate Director of your bank.

You are therefore required to update your form CO7 and forward a copy to CBN for the records.

Two copies of Code of Conduct Forms are also attached for completion by the two directors.

Yours faithfully

**U. J. UDOH**
**For: DIRECTOR OF BANKING SUPERVISION**